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EXHIBIT 99

EXHIBITS

Exhibit 99	Dividend Declaration

FORM: 5	DIVIDEND / DISTRIBUTION DECLARATION

WHEN TO FILE:	As soon as possible after the declaration of the dividend and at least 7 trading days prior to the dividend record date.
HOW:	Via fax to 416-947-4547 or via email to advisoryaffairs@tsx.com
QUESTIONS:	Call 416-947-4663
NOTE:
If the dividend being declared is a stock dividend of treasury shares of the Company (or of other securities that are convertible into treasury shares of the Company), the Company must also comply with the requirements in the TSX Company Manual under the headings "Stock Dividends" and "Additional Listings".
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FORM: 5	Company Name:	MI DEVELOPMENTS INC.	Stock Symbol:	MIM.A MIM.B

DIVIDEND / DISTRIBUTION DECLARATION
DATE OF DECLARATION	10	11	2004

	DD	MM	YYYY
	Type of Security and Stock Symbol on which Dividend / Distribution declared
	Class A Subordinate Voting Shares — MIM.A/Class B Shares — MIM.B

	Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)
	US$0.09

PAYABLE DATE	15	12	2004

	DD	MM	YYYY
RECORD DATE	30	11	2004

	DD	MM	YYYY
NOTE: Upon receipt of this Form, TSX will determine the ex-dividend date.

Filed on behalf of the Company by: (please enter name and direct phone or email)

NAME	Richard J. Crofts

PHONE / EMAIL	905-726-7192 (richard_crofts@midevelopments.com)

DATE	November 10, 2004

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EXHIBITS